SE 06008351 MISSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

SEC MAIL RECEIVED PROCESSING MAR 01 2006 WASH. D.C. 205 SECTION

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER 8-36212

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HAHN SECURITIES, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 Hillsboro Avenue 2nd Floor
(No. and Street)

Edwardsville (City) IL (State) 62025 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard E. Hahn 618 656 5497
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Soltys, Gary A.
(Name – *if individual, state last, first, middle name*)

4509 North Illinois St. (Address) Swansea (City) IL (State) 62226 (Zip Code)

PROCESSED MAY 30 2006 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard E. Hahn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HAHN SECURITIES, INC., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"OFFICIAL SEAL"
TERESA A. HAMANN
NOTARY PUBLIC—STATE OF ILLINOIS
MADISON COUNTY, IL
MY COMMISSION EXPIRES MAY 23, 2006

Signature

President
Title

Teresa A. Hamann
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUDITED FINANCIAL STATEMENTS

FOR

HAHN SECURITIES, INC.

FOR THE YEAR ENDED

DECEMBER 31, 2005

PERFORMED BY:

GARY A. SOLTYS, P.C.
CERTIFIED PUBLIC ACCOUNTANT
4509 NORTH ILLINOIS STREET
SUITE 7
SWANSEA, ILLINOIS 62226
(618) 235-6800
(310) 930-0760

GARY A. SOLTYS
CERTIFIED PUBLIC ACCOUNTANT
4509 NORTH ILLINOIS STREET
SUITE 7
SWANSEA, ILLINOIS 62226
(618) 235-6800
(310) 930-0760

FEBRUARY 17, 2006

INDEPENDENT ACCOUNTANT'S REPORT LETTER-PAGE ONE

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF
HAHN SECURITIES, INC.:

We have audited the statement of financial condition of Hahn Securities, Inc. as of December 31, 2005 and the related statements of income, retained earnings and cash flows for the year then ended.

We conducted our audit in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material aspects the financial position of Hahn Securities, Inc. as of December 31, 2005 as well as the results of its operations and changes in retained earnings and cash flows for the year then ended in conformity with generally accepted accounting principles as applied on a basis consistent with that of the previous year.

INDEPENDENT ACCOUNTANT'S REPORT LETTER-PAGE TWO

Further our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gary A. Soltys CPA

Gary A. Soltys,
Certified Public Accountant
February 17, 2006

HAHN SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS		
Current Assets		
Cash & Cash Equivalents	$ 19,678	
Commissions Receivable	23,711	$ 43,389
Fixed Assets		
Property, Plant & Equipment	$ 64,296	
Accumulated Depreciation	(48,856)	15,440
Intangible Assets (net of amortization)		
Customer Lists & Client Trails		18,333
TOTAL ASSETS		$ 77,162
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current Liabilities		
Accounts Payable	$ 5,791	
Accrued Payroll Taxes	3,969	$ 9,760
TOTAL LIABILITIES		$ 9,760
Stockholder's Equity		
Common Stock	$ 37,000	
Less: Treasury Stock	(37,000)	
	$ 0	
Retained Earnings	67,402	67,402
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY		$ 77,162

HAHN SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2005

GROSS REVENUES AND COMMISSIONS		$ 235,603
Cost of Sales:		
Clearing Charges & Other Fees		14,718
GROSS PROFIT		$ 220,885
Administrative and Operating Expenses		
Advertising	$ 356	
Amortization	1,666	
Automobile Expense	6,552	
Commissions	9,471	
Computer Software/Licenses	317	
Depreciation	5,707	
Dues & Subscriptions	2,322	
Education	271	
Employee Benefits	31,305	
Insurance	7,401	
Legal & Professional	6,665	
Licenses & Permits	132	
Office Expenses	5,747	
Office Rent	6,615	
Office Salaries	26,086	
Officer's Compensation	72,000	
Quotes	1,548	
Repairs	4,420	
Supplies	3,612	
Taxes	9,788	
Telephone	2,864	
Travel	1,596	206,441
NET INCOME FROM OPERATIONS		$ 14,444
OTHER INCOME		8,838
NET INCOME		$ 23,282

HAHN SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

STOCKHOLDER'S EQUITY 1/1/05	$ 71,967
NET INCOME FOR THE YEAR ENDED 12/31/05	23,282
LESS: TREASURY STOCK PURCHASED	(27,847)
STOCKHOLDER'S EQUITY 12/31/05	$ 67,402

HAHN SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

Cash Flows from Operating Activities		
Commissions and Revenue from Operations		$ 240,076
Cash Outlays for Operating Activities		
Direct Costs of Sales-Fees	$ 16,560	
Purchases of Fixed Assets for Operations	4,772	
Administrative & Operating Expenses	194,344	(215,676)
Net Cash Flows from Operations		$ 24,400
Cash Outlays for Investing Activities:		
Purchases of Treasury Stock by Company		(27,847)
Net Reduction in Cash and Cash Equivalents		$ (3,447)
CASH AND CASH EQUIVALENTS AT 1/1/05		23,125
CASH AND CASH EQUIVALENTS AT 12/31/05		$ 19,678

HAHN SECURITIES, INC.
RECONCILIATION OF NET INCOME TO CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

NET INCOME		$ 23,282
Additions:		
Depreciation	$ 5,707	
Amortization	1,666	
Decrease in Receivables	4,474	11,847
Deductions:		
Increase in Fixed Assets	4,772	
Decrease in Common Stock	27,847	
Decrease In Payables	5,957	(38,576)
DECREASE IN CASH AND CASH EQUIVALENTS		$ (3,447)

HAHN SECURITIES, INC.
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2005

Total Stockholder's Equity		$ 67,402
Deductions and Charges:		
Non-Allowable Assets:		
Intangible Assets	$ 18,333	
Fixed Assets (Net of Debt)	15,440	33,773
NET CAPITAL		$ 33,629

RECONCILIATION OF NET CAPITAL
PER FOCUS REPORT & AUDIT:

Net Capital Per Focus Report 12/31/05	$ 33,629
Adjustments	(0)
Net Capital Per Audit 12/31/05	$ 33,629
Minimum Capital Requirement	$ 5,000
Excess Net Capital	$ 28,629

HAHN SECURITIES, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2005

1. ACCOUNTING METHODS

The company uses the accrual method of accounting for all of their financial reporting purposes. The accrual method of accounting recognizes revenue and expenses when they are earned or incurred rather than when they are actually received or paid. All other significant accounting principles are presented in the notes below.

2. PRESENTATION OF ACCOUNTS RECEIVABLE

The company reports accounts receivable at their net realizable value. The receivable reported on the statement of financial condition at December 31, 2005 consists of gross commissions reduced by various execution and clearance fees. The Company has experienced a 100% collection rate on such receivables and therefore, no allowance for bad debts has been established.

3. FIXED ASSETS AND DEPRECIATION

The company reports fixed assets at cost and employs the straight line method of depreciation to write off the cost of these assets over their useful life. The straight line method of depreciation results in a ratable expense incurred over the useful life of the asset. The Company generally writes off equipment over a five year period and real estate over a 40 year period.

An annual expense based upon this method is recorded to depreciation expense on the income statement with a corresponding account on the balance sheet called accumulated depreciation which offsets the original cost of the fixed assets.

4. CUSTOMER LISTS & CLIENT TRAILS

The Company entered into a contract in 2002 to purchase essentially all of the rights to the customer list and client trails of Wm. P. Brennan & Company, Inc. The entire purchase price was $25,000.00 due at the signing of agreement. The cost of the contract will be ratably amortized beginning in 2002 over fifteen years with the net amount shown on the statement of financial condition being the original purchase price less all amortization taken to date on the assets.

5. TREASURY STOCK

On September 10, 2004, the Company purchased stock from its sole shareholder, Richard Hahn in the amount of $17,298.00. The amount is shown on the balance sheet within Shareholder's Equity as a contra account to Common Stock reducing Common Stock and thereby reducing the Shareholder's Equity of the company by $17,298.00. The amount is also presented in the Statement of Changes in Stockholder's Equity.

On May 2, 2005, the Company again purchased stock from its sole shareholder, Richard Hahn in the amount of $27,847.00. The total amount of treasury stock redeemed to date is presented on the balance sheet first as an offset to common stock in the amount of $37,000 and the remaining amount was used to reduce any paid-in capital and retained earnings. The total amount of treasury stock redeemed to date is $45,145.00.

GARY A. SOLTYS
CERTIFIED PUBLIC ACCOUNTANT
4509 NORTH ILLINOIS STREET
SUITE 7
SWANSEA, ILLINOIS 62226
(618) 235-6800
(310) 930-0760

FEBRUARY 17, 2006

ACCOUNTANT'S REPORT ON INTERNAL CONTROL

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF
HAHN SECURITIES, INC.:

In planning and performing our audit of the financial statements of Hahn Securities, Inc. for the year then ended December 31, 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

As required by Rule 17a-5(g)(1) of The Securities and Exchange Commission, we have made a study of the practices and procedures followed by Hahn Securities, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11). The Company is exempt from Rule 15c3-3 under Section C(K) (2) (B) as all customer transactions are cleared through another broker-dealer on a fully disclosed basis. Our study ascertained that the conditions of the exemption were being complied with and nothing came to our attention to indicate that the exemption had not ben complied with during the year.

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and to assess whether those practices and procedures can be expected to achieve the

Commission's above mentioned objectives.

Two of the objectives of an internal control structure are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure of the practices and procedures referred to above, errors and irregularities may occur and may not be detected. Projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by The American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with The Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding

and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under The Securities Exchange Act of 1934 and should not be used for any other purposes.

Gary A. Soltys CPA

Gary A. Soltys,
Certified Public Accountant